The Goldman Sachs Group, Inc. $84,750,000 Callable Floating Rate Notes due 2024	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-198735

This prospectus supplement addendum relates to $54,550,000 principal amount of notes, which we call the “reopened notes,” which are being initially offered on the date of this prospectus supplement addendum. $30,200,000 principal amount of the notes, which we call the “original notes,” were issued on November 23, 2016, as described in the accompanying prospectus supplement no. 4481 dated November 21, 2016. The original notes and the reopened notes have identical terms and conditions and have the same CUSIP (38148TPF0) and ISIN (US38148TPF02) numbers. In this prospectus supplement addendum, the term “notes” means, collectively, the reopened notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 4481 dated November 21, 2016, the accompanying prospectus supplement dated December 22, 2015 and the accompanying prospectus dated December 22, 2015.

You should read the additional disclosure in the accompanying prospectus supplement no. 4481 dated November 21, 2016 so that you may better understand the terms and risks of your investment, including our credit risk. See page S-5 of the accompanying prospectus supplement no. 4481 dated November 21, 2016.

Original issue date:	December 7, 2016	Original issue price:	100.00% of the face amount for $4,550,000 of the reopened notes

99.90% of the face amount for $50,000,000 of the reopened notes

Underwriting discount:	1.10% of the face amount for $4,550,000 of the reopened notes	Net proceeds to the issuer:	98.90% of the face amount of the reopened notes

1.00% of the face amount for $50,000,000 of the reopened notes

The original issue price to public set forth above does not include accrued interest. Interest on the notes will accrue from November 23, 2016 and must be paid by a purchaser of reopened notes to but excluding the original issue date of the reopened notes (December 7, 2016) or to but excluding any later delivery date if reopened notes are delivered after December 7, 2016.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	Incapital LLC

Prospectus Supplement No. 4481 Addendum dated December 5, 2016

We may decide to sell more notes after the date the reopened notes were traded (December 5, 2016) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●      Prospectus supplement no. 4481 dated November 21, 2016

●      Prospectus supplement dated December 22, 2015

●      Prospectus dated December 22, 2015

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Historical 3-Month USD LIBOR Rates

The following information supplements the information provided in the accompanying prospectus supplement no. 4481 dated November 21, 2016. The level of the 3-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 3-month USD LIBOR rate during the period shown below is not an indication that the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during the interest periods.

The graph below shows the daily historical last levels of the 3-month USD LIBOR rate from December 5, 2006 through December 5, 2016. We obtained the last levels in the graph below from Reuters, without independent verification.

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Supplemental Plan of Distribution

See “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement no. 4481. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, will be approximately $5,000.

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a distribution agreement with respect to the reopened notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of reopened notes indicated in the following table.

Underwriters	Principal Amount of Reopened Notes
GS&Co.	$27,275,000
Incapital LLC	$27,275,000

Total	$54,550,000

Reopened notes sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement addendum. The underwriters intend to purchase the reopened notes from The Goldman Sachs Group, Inc. at a purchase price equal to the initial price to public less a discount of 1.10% of the principal amount for $4,550,000 of the reopened notes and a discount of 1.00% of the principal amount for $50,000,000 of the reopened notes. Any reopened notes sold by the underwriters to securities dealers may be sold at a discount from the initial price to public of up to 0.70% of the principal amount for $4,550,000 of the reopened notes and a discount from the initial price to public of up to 0.60% of the principal amount for $50,000,000 of the reopened notes. If all of the offered reopened notes are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

We will deliver the reopened notes against payment therefor in New York, New York on December 7, 2016, which is the second scheduled business day following the date of this prospectus supplement addendum and of the pricing of the reopened notes.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the reopened notes offered by this prospectus supplement addendum have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such reopened notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 15, 2014, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 15, 2014.

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